Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

XSurgical Inc.
701 Concord Ave, Ste 201
Cambridge, MA 02138
http://xsurgicalrobotics.com/

Up to $1,070,000.00 in Series A 1 Preferred Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: XSurgical Inc.
Address: 701 Concord Ave, Ste 201, Cambridge, MA 02138
State of Incorporation: DE
Date Incorporated: February 09, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Series A 1 Preferred Stock
Offering Maximum: $1,070,000.00 | 267,500 shares of Series A 1 Preferred Stock
Type of Security Offered: Series A 1 Preferred Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000+ 1% bonus shares)

Tier 2 perk - ($5,000+ 2% bonus shares)

Tier 3 perk - ($10,000+ 3% bonus shares)

Tier 4 perk - ($25,000+ 5% bonus shares)

Tier 5 perk - ($50,000+ 10% bonus shares) and invitation to the Investors Club meetings, which will be held twice a year (virtually) with the participation of the Board and key advisors

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

XSurgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

XSurgical Inc.'s mission is to bring the technology of robotic surgery to a new level. Our firm is currently developing a universal surgical robot, designed to be an open platform for other surgical tool manufacturers wishing to create a robotic enablement for their technologies. Our robot would be able to operate with equal ease on hard and soft tissues, execute both open and laparoscopic procedures, and be able to operate with remote supervision through advanced AI and sensing technologies. Another distinctive trait of our robot will be its ability to be easily moved from one operating rooom to the other and even shared among regional hospitals that would never be able to afford the rigidity and cost of the current robots. Furthermore, our robot would be deployed in situations of disaster recovery, battlefield, and even assist in travels into space. Our XSurgical technology will bring the expertise and skills of the surgeon to perform complex, minimally invasive surgical procedures with precision and accuracy at remote locations. Currently, we are working on the third iteration of our robot, the Gamma, at our laboratory in Cambridge, MA. XSurgical fully owns the patents and the know-how previously developed for the Alpha and the Beta version and now applied for the Gamma prototype.

Our parent company, Surgica Robotica, was founded in Verona, Italy in 2009. XSurgical Inc. has been a majority-owned subsidiary of Surgica Robotica since 2018. The parent company developed the previous two generation of prototypes (Alpha and Beta), which were transferred to XSurgical in 2019. Surgica Robotica has supported XSurgical operations with three loans between 2018 and 2019 for an aggregate value of $300,000.

The management team consists of Gianluca De Novi (CEO) who resides in Massachusetts, and Michele Marzola (Chairman of the Board) and Debora Botturi (Chief Scientific Officer) who reside in Italy.

Competitors and Industry

The surgical robotic industry exceeded USD 4.6 billion in 2020 and is anticipated to grow at a CAGR of over 17.4% between 2021 and 2027. (Source: Global Market Insights)

Multiple industry sources estimates that the market potential at the global level will exceed $15 billion by the end of this decade. In fact, Bank of America Merrll Lynch is estimating that just the U.S. market alone should exceed $18 billion - addressing more than 6 million procedures per annum. (Source: Bank of America Merrill Lynch: Intuitive Surgical: Tide still rising...a fresh, detailed look at the US TAM for surgical robotics, published 12 August 2019)

Intuitive Surgical dominates this market with its Da Vinci product line. Intuitive Surgical has a market capitalization for more than $110B and revenues exceeding $4B. Intuitive Surgical serves the top 5,000 hospitals in the world but have not penetrated the 50,000 regional hospitals that we intend to serve.

The only other surgical robot which is both FDA and CE approved is proposed by Asensus Surgical, a company with market capitalization of $330M and revenues limited to about $3M. Their solution is rather bulky and aims at laparoscopy automation without providing a universal solution that can be used in multiple practices / hospitals.

Other notable competitors are Medtronic with their Hugo robot, recently approved for commercialization in Europe, and Johnson & Johnson. These are large corporations with market capitalization of more than $140B and $420B, respectively, of which only a minor part is attributable to their nascent surgical robotic business. Other niche players are Cambridge Medical Robotics, a British private company with an estimated value exceeding $1B and no revenues. Most of these competitors have not reached any FDA approval yet, have functionalities that are similar to Da Vinci, and do not serve the regional hospitals that we are targeting.

Current Stage and Roadmap

XSurgical is developing Gamma, its third generation of surgical robot. The previous Beta version was CE marked in record time and with extreme capital efficiency.

XSurgical believes that the crowdfunding campaign will permit it to finalize the Gamma prototype and finalize the production design within 12 months from funding. We plan to build two initial units to start the FDA approval process and the CE marking for Europe within 2023. We plan to reach the market within 3 years from funding.

The Team

Officers and Directors

Name: Gianluca De Novi

Gianluca De Novi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Company leadership. Current compensation: $0. After funding compensation starting at $100K and then growing to $250K when revenue generating. Gianluca owns 950,000 shares, equal to 15.2% of capital. Gianluca De Novi resides in Massachusetts.

Other business experience in the past three years:

- **Employer:** Massachussets General Brigham
  Title: Director of the Medical Device and Simulation Laboratory
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Laboratory management, fundraise, research, teaching

Other business experience in the past three years:

- **Employer:** Esacode, LLC
  Title: Managing Director
  Dates of Service: February 21, 2013 - Present
  Responsibilities: Engineering Consultancy Firm

Other business experience in the past three years:

- **Employer:** Plymouth Rock Technologies
  Title: VP of Engineering
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Lead the development of threat detection technologies

Other business experience in the past three years:

- **Employer:** Harvard Medical School
  Title: Researcher
  Dates of Service: September 01, 2011 - Present
  Responsibilities: Instructing in radiology and imaging

Other business experience in the past three years:

- **Employer:** Harvard Extension School
  Title: Faculty Instructor

Dates of Service: November 01, 2016 - Present
Responsibilities: Teaching basis of real-time 3D rendering engines architecture and rendering techniques for VR/AR applications.

Other business experience in the past three years:

- **Employer:** Triotech Ventures
  Title: Founder
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Founding the company.

Name: Michele Marzola

Michele Marzola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chairman of the Board
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Strategic Business Leadership. Current compensation: $0. Compensation will be $70K after funding, growing to $100K when revenue generating. Michele owns 2,075,000 shares through his holding in Surgica Robotica equal to 33.2% of capital. Michele Marzola resides in Italy.

Other business experience in the past three years:

- **Employer:** Digital Networks PLC
  Title: Chief Executive Officer
  Dates of Service: May 20, 2006 - Present
  Responsibilities: Manage the investments of his family office.

Other business experience in the past three years:

- **Employer:** Surgica Robotica
  Title: Chief Executive Officer
  Dates of Service: April 01, 2009 - Present
  Responsibilities: Managing the company.

Other business experience in the past three years:

- **Employer:** Interceptin
  Title: Chief Executive Officer
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Managing the company.

Name: Debora Botturi

Debora Botturi's current primary role is with Self-employed. Debora Botturi currently services Varied, on average 5 hours per week. She will become full-time one year after funding. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Scientific Officer
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Technology and clinical leadership. She currently does not receive compensation. Debora Botturi resides in Italy.

Other business experience in the past three years:

- **Employer:** Self-employed
  Title: Owner
  Dates of Service: March 10, 2012 - Present
  Responsibilities: Consulting clients on innovative technologies

Other business experience in the past three years:

- **Employer:** Karl Storz
  Title: Sr. Application Engineer
  Dates of Service: March 20, 2021 - Present
  Responsibilities: Develop partnerships in surgical robotics

Other business experience in the past three years:

- **Employer:** Surgica Robotica srl
  Title: Founder and Chief Scientific Officer
  Dates of Service: September 08, 2014 - Present
  Responsibilities: Develop solutions and clinical applications

Other business experience in the past three years:

- **Employer:** Linificio e Canapificio Nazionale srl
  Title: Chief Innovation Officer
  Dates of Service: January 08, 2019 - February 18, 2021
  Responsibilities: Develop innovative solutions

Other business experience in the past three years:

- **Employer:** European Commission
  Title: Evaluator
  Dates of Service: December 11, 2012 - Present
  Responsibilities: Expert engaged for evaluating grant and investment requests

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you

are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series A-1 Preferred Stock shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Robotic Surgery provider or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our surgical robotic line. Delays or cost overruns in the development of our Gamma versions and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series A-1 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
XSurgical Inc. was formed on February 9, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XSurgical has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Gamma Surgical Robot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on XSurgical or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on XSurgical could harm our reputation and materially negatively impact our financial condition and business.

There might be unanticipated obstacles to the execution of our business plan.
The Company's business plans may change significantly. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of the Company's leaders, principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

If we fail to obtain or maintain necessary U.S. Food and Drug Administration clearances for our medical device products, or if such clearances are delayed, we will be unable to commercially distribute and market our products in the U.S.
Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of seeking regulatory clearance or approval to market a medical device is expensive and time consuming and, notwithstanding the effort and expense incurred, clearance or approval is never guaranteed. If we are not successful in obtaining clearance or approval of Gamma from the FDA, we may never be able to generate significant revenue and may be forced to cease operations in the United States. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or the FDCA, or is the subject of an approved premarket approval application, or PMA, unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device for its intended use. We will be seeking 510(k) clearance for Gamma for use in General Surgery, using Da Vinci as predicated device, but the FDA may conclude that a PMA or a De Novo process is required.

Modifications to our products may require new 510(k) clearances or PMA approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.
Once our procedures receive FDA approval or clearance, subsequent modifications to our products, including the third generation Gamma or its derivatives, may require

new regulatory approvals or clearances, including 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer's decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may also be subject to significant enforcement actions. If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety, efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a premarket approval application. Where we determine that modifications to our products require a new 510(k) clearance or premarket approval application, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. Obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Clinical trials necessary to support 510(k) clearance or PMA approval of our future products could be time consuming and expensive. Delays or failures in our clinical trials could prevent us from commercializing our products and could adversely affect our business, operating results and prospects and could cause us to cease operations. Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, some patients participating in

XSurgicalclinical trials are typically elderly and may therefore not complete the clinical trial due to reasons including loss of transportation, dementia, comorbid conditions or occurrence of adverse medical events related or unrelated to the investigational products, or death. Additional delays to the completion of clinical studies may result from modifications being made to the device during the clinical trial. Sponsors of an IDE may modify a device without an FDA approval if the modifications do not constitute a significant change in the design or basic principles of operation and are made in response to information gathered during the course of an investigation. This determination is made by the sponsor and must be based on credible information. For most changes of this type, the sponsor must provide notice to FDA within five working days of making such changes. FDA may question the sponsor's determination and if the agency has reason to believe, based on the information submitted or on other available information, such as reports of adverse events, that the modification did not meet statutory criteria, FDA will notify the sponsor that the change should have been reviewed and approved before being implemented. This could result in the delay or halt of a clinical trial while the modification is evaluated. In addition, depending on the quantity and nature of the changes made, FDA could take the position that the data generated by the clinical trial is not poolable because the same device was not used throughout the trial. This might require the enrollment of additional subjects, which could result in the extension of the clinical trial and the FDA delaying clearance or approval of a device. If FDA believes that its prior approval is required for a particular modification, it can delay or halt a clinical trial while it evaluates additional information regarding the change. During our clinical trial, we may make several modifications to the Gamma System to optimize device performance and may make additional modifications in subsequent steps. There can be no assurance that the data generated using modified devices will be acceptable to FDA. Serious injury or death resulting from a failure of one of our products during future clinical trials could also result in the FDA delaying our future clinical trials, if required, or denying or delaying clearance or approval of a future product until we have modified the device and provided proof that a similar failure could not recur.

Disruptions caused by COVID- 19 pandemic and related government restrictions will adversely affect our business.

The COVID-19 pandemic and related government restrictions are causing widespread economic and business disruptions. This is causing consumers to reduce their spending, including healt care, and this may reduce the revenues we would otherwise realize. Our sales and marketing plans include significant capital expenditures from hospitals and clinics that may wish to limit their spend during periods of uncertainty. We will not be commercialy available before 2023 and we would expect that COVID-19 restrictions would be resolved by then, but there is no assurance as to how long this priod of uncertainty and limitations will continue. We do not presently foresee disruptions in our operations from COVID related problems but there is a risk such problems could develop.

Outstanding Balance for Intellectual Property Transfer

The intellectual property was originally owned by the parent company, Surgica

Robotica, and later sold to XSurgical Inc. XSurgical Inc. plans to complete payment for the acquisition of the intellectual property once it raises $5 million either through this Reg CF offering or a concurrent private placement.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Surgica Robotica SRL (wholly owned by Surgical Investments SRL, an Italian Holding Company, which is in turn owned 50% by Debora Botturi and 50% by Michele Marzola).	4,150,000	Common Stock	66.4

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Series A 1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Series A 1 Preferred Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 6,250,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,150,000 shares to be issued pursuant to stock options, reserved but unissued.

Series A Preferred Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

Each share of Series A Preferred Stock shall have the right to a number of votes equal to the number of shares of Common Stock then issuable upon conversion of the Series A Preferred Stock.

Material Rights

Dividends. The holders of shares of the Series A Preferred Stock (each a "Series A Holder" and collectively, the "Series A Holders") shall be entitled to receive a cumulative annual dividend (the "Accruing Dividends") at a rate per annum of $0.24 per share, from and after the date of issuance of such shares of Series A Preferred Stock, payable at any time prior to a Liquidation Event if declared by the Board of Directors. To the extent that cash dividends are declared on the Common Stock or any class of securities that is specifically designated as junior to the Series A Preferred Stock, (a) no such dividends shall be paid until all accrued and unpaid Accruing Dividends on the Series A Preferred Stock have been paid to the holders of Series A Preferred Stock, (b) such dividends shall not be paid at a rate greater than the rate paid on Series A Preferred Stock, and (c) the holders of Series A Preferred Stock shall participate in such dividends on an as-converted basis.

Liquidation Preference. Upon the occurrence of a Liquidation Event, the proceeds shall be paid in the following order (the "Liquidation Preference"):

(a) First, all unpaid Accrued Dividends shall be paid to the Series A Holders;

(b) Second, until such time as each Series A Holder receives an amount equal to such Series A Holder's cumulative Original Issue Price plus the payments set forth in Section (a) above, 90% of the proceeds shall be paid to the Series A Holders and 10% of the proceeds shall be paid to the holders of shares of Series A 1 and Common Stock in proportion to their share (the "Common Holders");

(c) Third, until such time as each Series A Holder receives an amount equal to two times (2x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a) and (b) above, 75% of the proceeds shall be paid to the Series A Holders and 25% of the proceeds shall be paid to the Common Holders;

(d) Fourth, until such time as each Series A Holder receives an amount equal to three times (3x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a), (b), and (c) above, 50% of the proceeds shall be paid to the Series A Holders and 50% of the proceeds shall be paid to the Common Holders;

Thereafter, any remaining funds and assets of the Corporation legally available for distribution are to be distributed ratably amount the Series A Holders and the Common Holders in proportion to the number of shares of Common Stock that would be held by each Series A and Series A 1 Holder as if all shares of Series A and A 1 Preferred Stock were converted into Common Stock in accordance with provisions hereof.

Right to Convert - Conversion Ratio. Each share of Series A and A 1 Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. The "Conversion Price" for each series of Series A and Series A 1 Preferred Stock means the Original Issue Price for the Series A and Series A 1 Preferred Stock; provided that, the initial Conversion Price, and the rate at which shares of Series A and Series A 1 Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

Termination of Conversion Rights. Subject to Section 5(c)(i) in the case of a Contingency Event herein, in the event of a Liquidation Event, the right to convert will terminate at the close of business on the third day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Series A Holders.

Mandatory Conversion. Each share of Series A and Series A 1 Preferred Stock shall automatically convert at the then applicable Conversion Price upon the occurrence of any of the following events (each, a "Mandatory Conversion Event"):

the written consent of a Majority in Interest;

the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000);

the (A) listing of the Corporation's shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Corporation's shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

at the option of the Corporation, if the Corporation effected a public listing and subsequent offering but in such subsequent offering the Corporation (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Corporation may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000.00 for the prior ten (10) consecutive trading days based on the closing price of the Corporation's Common Stock on each of those days.

Upon a mandatory conversion, each Series A and Series A 1 Holder shall receive additional shares of Common Stock equal to the quotient obtained by dividing (A) the unpaid Liquidation Preference by (B) the mid-range price set forth in the final Registration Statement issued immediately prior to the date of such Registration Statement.

Series A 1 Preferred Stock

The amount of security authorized is 1,400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A 1 Preferred Stock.

Material Rights

Liquidation Preference. Upon the occurrence of a Liquidation Event, the proceeds shall be paid in the following order (the "Liquidation Preference"):

(a) First, all unpaid Accrued Dividends shall be paid to the Series A Holders;

(b) Second, until such time as each Series A Holder receives an amount equal to such Series A Holder's cumulative Original Issue Price plus the payments set forth in Section (a) above, 90% of the proceeds shall be paid to the Series A Holders and 10% of the proceeds shall be paid to the holders of shares of Series A 1 and Common Stock in proportion to their share (the "Common Holders");

(c) Third, until such time as each Series A Holder receives an amount equal to two times (2x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a) and (b) above, 75% of the proceeds shall be paid to the Series A Holders and 25% of the proceeds shall be paid to the Common Holders;

(d) Fourth, until such time as each Series A Holder receives an amount equal to three times (3x) such Series A Holder's Original Issue Price plus the payments set forth in Sections (a), (b), and (c) above, 50% of the proceeds shall be paid to the Series A Holders and 50% of the proceeds shall be paid to the Common Holders;

Thereafter, any remaining funds and assets of the Corporation legally available for distribution are to be distributed ratably amount the Series A Holders and the Common Holders in proportion to the number of shares of Common Stock that would be held by each Series A and Series A 1 Holder as if all shares of Series A and A 1 Preferred Stock were converted into Common Stock in accordance with provisions hereof.

Right to Convert - Conversion Ratio. Each share of Series A and A 1 Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. The "Conversion Price" for each series of Series A and Series A 1 Preferred Stock means the Original Issue Price for the Series A and Series A 1 Preferred Stock; provided that, the initial Conversion Price, and the rate at which shares of Series A and Series A 1 Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

Termination of Conversion Rights. Subject to Section 5(c)(i) in the case of a Contingency Event herein, in the event of a Liquidation Event, the right to convert will terminate at the close of business on the third day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Series A Holders.

Mandatory Conversion. Each share of Series A and Series A 1 Preferred Stock shall automatically convert at the then applicable Conversion Price upon the occurrence of any of the following events (each, a “Mandatory Conversion Event”):

the written consent of a Majority in Interest;

the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000);

the (A) listing of the Corporation’s shares of Common Stock for public trading on (i) the Nasdaq OTC Bulletin Board (or OTC-QB or OTC-QX), (ii) the Nasdaq Capital Market, (iii) the Nasdaq Global or Global Select Market, or (iv) the NYSE/AMEX and (B) sale of the Corporation’s shares of Common Stock in a follow-on public offering or PIPE offering resulting in gross proceeds to the Corporation of at least Ten Million Dollars ($10,000,000) and with an offering price of at least $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events); or

at the option of the Corporation, if the Corporation effected a public listing and subsequent offering but in such subsequent offering the Corporation (A) raises less than Ten Million Dollars ($10,000,000) in gross proceeds, or (B) sells shares at less than $12.00 per share (subject to adjustments for stock dividends, splits, combinations and similar events), then the Corporation may require the Series A Holders to automatically convert if the average daily trading volume per day is greater than $100,000.00 for the prior ten (10) consecutive trading days based on the closing price of the Corporation’s Common Stock on each of those days.

Upon a mandatory conversion, each Series A and Series A 1 Holder shall receive additional shares of Common Stock equal to the quotient obtained by dividing (A) the unpaid Liquidation Preference by (B) the mid-range price set forth in the final Registration Statement issued immediately prior to the date of such Registration Statement.

What it means to be a minority holder

As a minority holder of Series A-1 Preferred Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: Not raised any yet
  Date: September 01, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company had no revenues, being still in the R&D stage. The accumulated losses derive from the investments made to develop the Gamma prototype and to create awareness about our development program.

Total operating expenses decreased to $118,116 in 2020 from $203,656 in 2019. Specifically, general and administrative expenses decreased by $60,404, rent and lease costs decreased by $6,308.

Historical results and cash flows:

Historical results and cash flows are representative of our past performance. Investors should expect that proceeds from this raise will be deployed in further product development, increasing spend and losses for the next two years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of a line of credit from the parent company, Surgica Robotica, for the amount necessary to operate until the completion of the fundraising process. The Company is raising $8M through a private placement besides the crowdfunding campaign at StartEngine. The Company has less than $10k on hand before any further funding from its parent company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company's private placement for $8M is on-going. The Company needs either one (private placement or the Reg CF offering) to continue operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 15% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $5,000 for expenses related to general and administrative expenses. However, raising the minimum will not achieve any significant milestone.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a future monthly burn rate of $40K for expenses related to research & development, salaries, and general & administrative. A maximum raise of $1.07M will permit completion of the final Gamma prototype.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Private placement of $8M ending in Spring 2022.

Indebtedness

- **Creditor:** Surgica Robotica srl
  Amount Owed: $322,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022

- **Creditor:** Surgica Robotica srl
  Amount Owed: $22,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2023

- **Creditor:** Surgica Robotica srl
  Amount Owed: $150,000.00
  Interest Rate: 0.0%

- **Creditor:** Surgica Robotica srl
  Amount Owed: $170,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Surgica Robotica srl
  Names of 20% owners: Wholly owned by Surgical Investments SRL, an Italian Holding Company, which is in turn owned 50% by Debora Botturi and 50% by Michele Marzola
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Lent $322,000 to the Company plus accrued interests as described in the Financial Statements
  Material Terms: Loan bearing 5% interests rate, no defined maturity.

- **Name of Entity:** Surgica Robotica srl
  Names of 20% owners: Wholly owned by Surgical Investments SRL, an Italian Holding Company, which is in turn owned 50% by Debora Botturi and 50% by Michele Marzola
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sold IP for $150,000
  Material Terms: Invoiced amount for final transfer of patent ownership

- **Name of Entity:** Surgica Robotica srl
  Names of 20% owners: Wholly owned by Surgical Investments SRL, an Italian Holding Company, which is in turn owned 50% by Debora Botturi and 50% by Michele Marzola
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sold previous Alpha and Beta prototypes and related know-how and engineering for $170,000
  Material Terms: Invoiced for final transfer of ownership

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The pre-money valuation is based on similar transactions.

Comparable companies such as Memic and Vicarious, with fully functioning prototypes but not yet FDA approved, have recently concluded mergers with SPAC for a market value of $1.1B. Listed companies at similar stage of development such as Titan Medical have a market cap exceeding $180M. Asensus Surgical, which has a complex solution both FDA approved and CE marked has a market cap of about $300M. These are potential indicators of future value for XSurgical.

Cambridge Medical Robotics raised $150M at a pre-money value of $300M for their Series C from a Chinese funds when they were at a slightly more advanced stage of development compared with the Company now.

The pre-money valuation is supported by the previous investments made to develop the Alpha and Beta prototypes and to develop our IP, which comprise five granted patents. The owners have already invested more than $6M in the Company in addition to all the work performed so far.

The Company sets its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock that has outstanding shares. In making this calculation, we have assumed all options are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  90.0%
  Improve prototype design and functionalities
- *Administrative costs*
  6.5%
  Paying of fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  50.0%
  Complete design of the Gamma Prototype
- *Company Employment*
  21.5%
  Pay CEO and Chairman
- *Working Capital*
  25.0%

Pay invoices for IP and Beta version acquisition, pay fees for new patents, pay office and admin expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://xsurgicalrobotics.com/ (http://xsurgicalrobotics.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/xsurgical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR XSurgical Inc.

[See attached]

XSurgical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
XSurgical, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 18, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,467	70,170
Total Current Assets	2,467	70,170
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Amortization	130,000	140,000
Total Non-Current Assets	130,000	140,000
TOTAL ASSETS	132,467	210,170
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	39,412	-
Total Current Liabilities	39,412	-
Long-term Liabilities		
Related Party Notes Payable	323,859	308,438
Total Long-Term Liabilities	323,859	308,438
TOTAL LIABILITIES	363,272	308,438
EQUITY		
Common Stock	1,148	1,148
Additional Paid in Capital	113,677	113,677
Accumulated Deficit	(345,631)	(213,093)
Total Equity	(230,806)	(98,268)
TOTAL LIABILITIES AND EQUITY	132,466	210,169

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	18,829
General and Administrative	54,402	114,806
Rent and Lease	53,713	60,021
Amortization	10,000	10,000
Total Operating Expenses	118,116	203,656
Operating Income (loss)	(118,116)	(203,656)
Other Income		
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	16,672	7,188
Other	-	-
Total Other Expense	16,672	7,188
Provision for Income Tax	-	-
Net Income (loss)	(134,787)	(210,843)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(134,787)	(210,843)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	10,000	10,000
Accounts Payable	39,412	-
Accrued Liabilities	16,672	7,188
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	66,084	17,188
Net Cash provided by (used in) Operating Activities	(68,703)	(193,656)
FINANCING ACTIVITIES		
Grants	1,000	-
Net Cash provided by (used in) Financing Activities	1,000	-
Cash at the beginning of period	70,170	263,825
Net Cash increase (decrease) for period	(67,703)	(193,656)
Cash at end of period	2,467	70,170

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	5,100,000	1,148	3,250,000	-	113,677	-	114,825
Issuance of Common Stock		-		-		-	-
Prior Period Adjustment	-	-	-	-	-	(2,250)	(2,250)
Net Income (Loss)	-		-		-	(210,843)	(210,843)
Ending Balance 12/31/2019	5,100,000	1,148	3,250,000	-	113,677	(213,093)	(98,268)
Issuance of Common Stock		-		-	-	-	-
Prior Period Adjustment	-	-	-	-	-	2,250	2,250
Net Income (Loss)	-		-		-	(134,787)	(134,787)
Ending Balance 12/31/2020	5,100,000	1,148	3,250,000	-	113,677	(345,631)	(230,806)

XSurigcal, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

XSurgical, Inc. ("the Company") was formed in Delaware on February 9th, 2018. The Company is in the process of developing a remotely controlled surgical robot employing AI, which can be deployed in situations of disaster recovery, battlefield and even travels into space. Currently, the Company is working on the third iteration of its robot, the Gamma, at its laboratory in Cambridge MA.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

Please see "Note 3" regarding the Company's intangible asset.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company has authorized a Stock Option Plan for 1,500,000 shares of Common Stock. None have been granted.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2018, the Company entered into a Shareholder Agreement with an entity from Italy ("the Entity") and the Company's owner ("the Owner"). The Entity and Owner own 81.4% and 18.6% of the Company, respectively. Upon certain triggering events of the Entity or Owner, their respective shares may be purchased by the Company at a price calculated by multiplying the fair market value of the Company then determined by a CPA, by a fraction consisting of number of shares owned by the withdrawing party as the numerator, and the total number of shares outstanding as the denominator. Each year there is a net profit, both the Entity and Owner are entitled to 30% of distributable dividends in proportion to their ownership interest in the Company.

In 2018 and 2019, the Entity loaned the Company a total of $300,000 for the purposes of developing medical devices. These loans carry an interest rate of 5%, maturity dates of 2021 and 2022, and no security interest. The total ending balance of these loans was $308,438 and $323,859 as of December 31, 2019 and 2020, respectively. An additional $22,000 was lent in 2021 with identical terms.

In 2018, the Company purchased the Entity's Research & Development asset that consisted of a prototype of a non-operating surgical robot for $170,000.

In 2019, the Company purchased the Entity's Intellectual Property asset consisting of patents for $150,000. The ending balance of this intangible asset, net of amortization, was $140,000 and $130,000 as of December 31, 2019 and 2020, respectively.

In 2019 and 2020, the Owner received compensation from the Company in the amounts of $44,141 and $13,784, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3" regarding loans from a Related Party.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	344,337
2022	29,649
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.01 per share. 5,100,000 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 5,000,000 shares of Preferred Stock with a par value of $0.01 per share. Of those, 2,000,000 shares were Preferred A and 1,250,000 shares were Preferred A-1, and 1,750,000 were undesignated in series. No preferred shares were issued.

The Board of Directors may declare and pay dividends upon the outstanding shares of the Company from time to time as they deem advisable. Both classes of Preferred Shareholders are not entitled to any votes; however, they may receive dividends if declared. Furthermore, the 2M shares held by Preferred A shareholders are entitled to 6% return on their capital contributions.

Stock Split

The original Articles of Incorporation dated February 9th, 2018, authorized 1,500 shares of Common Stock with a par value of $0.01 per share. On June 15th, 2021, the Company amended the number of authorized shares, thus reclassifying any 1 issued and outstanding share as 5,000 shares of Common Stock with a par value of $0.01 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18, 2021, the date these financial statements were available to be issued.

Please see "Note 6" regarding the stock split from June 2021.

Please see "Note 3" regarding a loan from a related party in 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, realized losses every year since inception, may continue to generate losses, and has negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

XSurgical Robotics by XSurgical Inc.

We move the technology, not the patients


Xsurgical
ADVANCED SURGICAL ROBOTIC SOLUTIONS

Website | Cambridge, MA | HEALTH TECH

$0.00 raised

0 Investors	**$25M** Valuation
$4.00 Price per Share	**$100.00** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

XSurgical plans to take to market what Management believes to be the first surgical robot capable of both operating in hospitals and portable in the open field, integrating minimally invasive, open surgery and orthopedic procedures.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- XSurgical is creating an entirely new market segment through the novel paradigm developing a robot capable of performing a wide variety of procedures reaching a bigger number of hospitals and open field applications.
- We are aiming to serve about 3% of a $15 Billion market. Approximately $6 million of funding deployed into our company to date.
- We believe XSurgical's Robot is unique in that it is designed to be the first Open Architecture Surgical Robot, enabling third parties to implement their tools and procedures for our platform.

OVERVIEW

Surgical Precision Where it's needed Most

XSurgical is committed to bringing the technology of robotic surgery to a whole new level.

Our firm is currently developing a natively remotely controlled surgical robot employing AI - which can not only operate in a hospital like its competitors, but be deployed also in situations of disaster recovery and battlefields.


AI Surgical Robots
DESIGNED FOR:
Disaster Recovery
Battlefield
Travels Into Space

Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.

This technology will bring the expertise and skills of a top surgeon to perform complex, surgical procedures in remote locations.

> “Essentially, We Move The Technology, And Not The Patients.

Currently, we are working on the third iteration of our robot, the Gamma, at our laboratory in Cambridge MA.

All in all, we are here move the technology, and not the patients. We are ready to bring that vision into an ever-expansive market.


1Y Of Development
2Y Of Dev. & Certification (CE)
Alpha
Beta
3Y Of Dev. & Beginning Of Certification Process (FDA + CE)

Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.

THE Problem

Surgical Robots are Expensive and Limited

Today's surgical robots are used only in the top 5,000 hospitals in the world. Those current vendors neglect the other 50,000 that have the same clinical needs of large hospitals - mostly because they cannot afford the costs of current solutions.

Not to mention, most robots today can perform only a very limited number of procedures. As a consequence, only the largest hospitals in major towns can ensure a steady volume of patients that can benefit from the technology, while the vast majority of the global population can not be reached (or would have to afford to go where it's possible).


XSurgical Aims To Fulfill Unmet Needs
OPEN SURGERY
TELE-OP.
LAPARA-SCOPIC SURGERY
Universal Robot For Operating Room
Universal Kit For Field Procedures
Enable The Best Surgeons To Operate &/Or Supervise
Cut Intervention Time To Stay In The Golden Hour
Medtronic Asensus Surg. CMR
Intuitive Surgical
Enable Laparosc opy In The Open Field
HOSPITALS OPERATING ROOMS
TENT HOSPITALS
POINT OF INJURY

We believe XSurgical will deliver a more versatile solution that will enable more surgeons to execute more procedures with increased precision, filtered tremor, increased dexterity, scalable movements, and more (think about all the procedures where it is required the use of magnification lopes but the hands movement is not equally scaled).

We believe that this will result in significant improvements in the overall quality of health care.

THE MARKET

Entering a Billion-Dollar Untapped Opportunity

There is general consensus in the industry that the surgical robotic market should exceed $15 Billion globally at maturity. In fact, Bank of America Merrll Lynch is estimating that just the U.S. market alone should exceed $18 Billion - addressing more than 6 Million procedures per annum. (Source)


The Surgical Robotic Market Should Exceed
$15B Globally


$18M
U.S. Market
6M Procedures
Per Year

In addition to the initial capital equipment sale, we believe that the average value per unit sold is higher than $2 million, leading to a Total Addressable Market of more than $15 Billion. (Source)


Xsurgical
Total
Addressable
Market
$15B

Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.

XSurgical is uniquely positioned to serve this $ 1.6 Billion untapped opportunity. We plan to develop a new universal platform for surgical robotics that we believe will be the first able to serve both the Open Field and the 50,000 hospitals currently neglected by competitors.


XSurgical Will Serve
New Markets
OPEN
SURGERY
TELE-OP.
LAPARA-
SCOPIC
SURGERY
Xsurgical
ADVANCED SURGICAL ROBOTIC SOLUTIONS
Regional
Hospitals
Military &
Civil Tent
Hospitals
Robotic
Ambulances
& Assistance
On The
Battlefield
Medtronic
Asensus
Surg CMR
Intuitive
Surgical
HOSPITALS
OPERATING
ROOMS
TENT
HOSPITALS
POINT OF
INJURY

The Solution

We Move the Technology, Not the Patients

XSurgical Gamma Robot is designed as a Universal Surgical Robot - capable of performing a high number of procedures just by adopting a proper set of instruments and tools.


Perform Surgery Remotely

**Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.*

This enables the use of a single Robot to perform many different kinds of procedures, and it can be shared between multiple departments such as...

- Minimally Invasive Surgery
  Laparoscopy
- Open Surgery
  High Precision, Plastic Surgery
- Orthopedics
  Prosthesis Implantation, Precise Bone Cutting

We believe XSurgical's Robot is unique in that it is designed to be the first Open Architecture Surgical Robot. This means we enable third parties to implement their own procedures (Surgical Instruments, Software and Protocols) and sell their upgrades for our native platform (paying royalties fo XSurgical).

The idea is to "crowdsource" the effort of implementing a wide range of procedures. To further support its partners, XSurgical is implementing a XDK (XSurgical Development Kit) which includes mechanical drawings, electric diagrams, software to enable third parties to implement their procedures for our platform.


XSurgical Is Uniquely Positioned
TARGET SELLING PRICE
$2M+
$1M+
<$.5M
Intuitive Surgical
Auris. Verb. Ion
Medtronic. Assensus Surg. CMR
Xsurgical
Titan
Make, Mazor & Other Orthopedic Robots
Corindus, Hansen
Neuromate NeuroArm
Distalmotion
Vicarious
Single Procedure Or Organ
Entire Torso 4 Quadrants
Entire Body

Our universal surgical robot is capable of:

- Operating on both within hospitals and in the open field
- Integrating both minimally invasive and open surgery procedures
- Equally effective on soft tissues (e.g. abdominal) and hard tissues (e.g. orthopedics)
- Creating an open platform enabling surgeons to use their preferred tools and systems on our robots
- Making tele-operation real in both execution and supervision of surgical procedures
- Enabling an effective sharing of assets among regional hospitals
- Fast and easy deployment and set-up, enabling robotic execution for a much higher number of procedures
- Significantly reducing the cost per robotic procedures thanks to better assets utilization and increased tool operating life
- Making surgical robotics available and affordable for the vast majority of hospitals, including those in developing countries

We believe our Robot is the first and only to be designed for multiple types of surgery. Furthermore, we think our system will be the only surgical robot designed to operate not only in a hospital environment, but also for mobile settings.



> “We Think We Will Be The Only Surgical Robot Designed To Operate In Hospitals & Mobile Settings.

**Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.*

The revenues will be generated by:

- Robot sales
- Service Maintenance
- Disposable Instruments and parts
- System extension packages
- Third parties royalties

WHY INVEST

Our Vision is to Build Surgical Robots that Will Aid All Hospitals and Beyond

We believe we are 3 years away from the market. As a first step, we will be completing the prototypes that will be used for FDA approval and CE marking. We may be able to generate revenues earlier from military contracts, and within 10 years, we plan to be key players in a $15 billion industry.



surgical

**Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.*

The surgical robots of the future have to be much easier to use - capable of assisting a surgeon in speeding up their job, and avoid creating higher treatment costs. Also the convergence of AI means lower costs for high computation power, faster telecommunication networks, and more.

Everybody Is Getting Ready For The Space Race, Mission To The Moon, To Mars -



surgical

> "But Where Are We Going If We Don't Also Have An Adequate System Capable Of Treating Injuries Fast Enough To Save Lives & Reduce Disabilities.

**Images used in this video are in the prototype phase, the AI Surgical Robot is not currently available on the market.*

We want to be pioneers in this field and deploy today smart and effective surgical robotic solutions and probably AI-supported surgical robots for the next decade.

In the Press

SHOW MORE

Meet Our Team







Gianluca De Novi

Founder & Chief Executive Officer

Gianluca De Novi, Ph.D. A faculty member at the Harvard Medical School and Harvard Extension School, he earned his master's degree in Electronics Engineering and his Ph.D. in robotics and control systems from the University of Bologna in Italy. While there, he also worked as researcher at the Laboratory of Automation and Robotics, the Computer Vision Laboratory and the Microelectronics Laboratory. After spending one year as a visiting researcher at the Bio-Robotics Laboratory of Harvard's School of Engineering and Applied Sciences, he completed his Postdoctoral fellowship in Medical Device Design and Medical Simulation at the Department of Imaging at the Massachusetts General Hospital (now Massachusetts General Brigham) and became a Harvard Medical School faculty in Boston, MA. Dr. De Novi has also acted as scientific consultant to many leading corporations and research institutions. His interest in computer-based surgery began with exploration of cutting-edge technologies for graphic rendering and developing a complete virtual reality framework optimized for haptic rendering and surgical robotics. During his post-doctoral fellowship, he focused his interests on other crucial aspects of robotic surgery, such as real-time gesture analysis and task recognition, Human Machine Interaction and Augmented Reality. Through his academic position he has lead and participated to many important DoD funded research in this domain and contributed in the definition of upcoming standards in the Med-Tech field. He has been a scientific and strategic advisor at ADM Tronics Unlimited Inc. since May 2015 and served as a member of its Advisory Board since September 2014. Dr. De Novi is currently Chief Technical Officer (after a fast transition from an advisory appointment) at Plymouth Rock Technology, leading the development of Threat Detection technologies since February 2021, one more time developing technologies of interest for the US government. Among the many recognition that Dr. De Novi received during his career, stands out the PrimiDieci Society and the Italy-America Chamber of Commerce recognition of Dr. De Novi as one of the Top Ten most distinguished Italian Professionals in the United States under the age of 40 in 2013. Gianluca De Novi resides in Massachusetts.

Michele Marzola

Founder & Chairman of the Board

Michele Marzola is a serial entrepreneur with experience in more than 20 start-ups in Life Sciences that he founded and funded during the past 12 years. His experience ranges from medical devices to biotech. He was Chairman and President at Angiodroid, a company that he took to market leadership in peripheral angiographies through an innovative technology using Carbon Dioxide as contrast medium. Angiodroid consistently delivered triple digit growth under Michele's leadership and was already profitable after three years from funding. At Green Bone Ortho Michele led a group of private investors to complete one of the largest Seed rounds in Italy and then led the Series A and Series B rounds for an aggregate value of € 30 M; Green Bone is now demonstrating its capability to regenerate bone even on large missing sections of several centimeters. At Interceptin Michele has co-founded a company developing a very promising therapy for prostate cancer and other solid tumors, based on an immunotoxin driven by a bispecific antibody fragment. At Surgica Robotica Michele led the company from its inception, achieving funding and development of the two first successful prototypes. Michele was previously General Manager at IBM, with responsibility of its consulting and application management services in Europe, Middle East and Africa; at IBM Michele also negotiated a JV with Enel S.p.A. and spearheaded the creation of intelligent networks around the globe. Mr. Marzola has an MBA with top honors from Columbia University in New York and an MSc in Mechanical Engineering with full grades from the University of Bologna in Italy. Michele Marzola resides in Italy.

Debora Botturi

Founder & Chief Scientific Officer

Dr. Debora Botturi, PhD, is an Executive with experience in innovation and technology transfer. Her experience is on Innovation and Communication Technologies (ICT) and her focus is on the application domain of robotic surgery. She received a master's degree in Computer Science and a Ph.D. in Computer Science from the University of Verona with a specialization in teleoperation systems and automatic execution of robotic tasks. She was a post-doc at Dept. of Robotic and Mechatronic, DLR, Munich, Germany, and she was project manager of a ground breaking European Project on robotic surgery. Since 2013 she is an Innovation Manager carrying out research and supervision of industrial projects in the areas of robotics and advanced sensors and also an expert evaluator for the European Commission. Debora Botturi resides in Italy.

Offering Summary

Company :	XSurgical Inc.
Corporate Address :	701 Concord Ave, Ste 201, Cambridge, MA 02138
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type :	Equity
Security Name :	Series A 1 Preferred Stock
Minimum Number of Shares Offered :	2,500
Maximum Number of Shares Offered :	267,500
Price per Share :	$4.00
Pre-Money Valuation :	$25,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($1,000+ 1% bonus shares)

Tier 2 perk - ($5,000+ 2% bonus shares)

Tier 3 perk - ($10,000+ 3% bonus shares)

Tier 4 perk - ($25,000+ 5% bonus shares)

Tier 5 perk - ($50,000+ 10% bonus shares) and invitation to the Investors Club meetings, which will be held twice a year (virtually) with the participation of the Board and key advisors

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

XSurgical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow XSurgical Robotics by XSurgical Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

[Text] Disclaimer

[Text] In Boston, Massachusetts, we are developing the next generation of surgical robots.

[Audio] One of the biggest limitations of surgical robotics today is that there are there is really a limited number of products on the market, and most of them can perform only a very limited number of procedures. What that means is that if you don't have enough patience, you don't have a volume of patients that undergo that specific procedure, you cannot afford another system that is sitting there operating with nothing. What we are attempting like surgical is designing a completely new concept of a surgical product that is a more robotic platform universal, so it can perform microscopy, can perform orthopedics, can be used for a constantly growing number of procedures.

We are trying to combine in a single platform the capability of operating on all kinds of tissues and from soft tissues such as in the abdomen to heart issues such as bones for the neurosurgery or orthopedics.

The way we accomplish this is adopting an open architecture enabling third parties to implement their own version of surgical procedures tools and instrumentation through a development kit. Lastly, our system is capable of operating reliably by settings such as mobile operating rooms, truck trailers, or containers that can be deployed when it's needed. While the system is tele-operated from remote location by surgeons, opening the possibility to use this system outside of a single operating room.

Overview Section Video

Gianluca De Novi is a bit of a renaissance man. You can often find him composing music in his office in Cambridge. A faculty member at Harvard Medical School, he has degrees in robotics and electronic engineering from Italy, and now, he's CEO of XSurgical, a company building a portable robot that can be deployed into battlefields or remote locations to perform surgery. Instead to have the patient going in a hospital, we can have a surgical robot going to the patient wherever he is on the other end of the robot. Miles away is a doctor sitting in a control panel that looks very much like an oversized video game. From here, they can control different instruments attached to these arms as the surgery dictates. So, when the surgeon moves the wrist, essentially the same happened on the surgical instrument. Robots are already being used in operating rooms but doing it long distance presents challenges. Anytime you send a command to something via the internet, there's a delay. That delay could cause an instrument to move or cut too far but if there is a delay in the communication. There is a delay on your on your on your perception of the contact so you might go through the tissue. De Novi says using artificial intelligence they can anticipate that delay and teach the machine to make the cut more precise. The instrument also sends signals back to the surgeon's fingertips, so it feels like they're inside the patient's body. This is a stereoscopic endoscope, so there are two different cameras. So using this and those two cameras, you actually have almost a three-dimensional view inside the body. Right now, XSurgical is working to reduce the size of the robot to the size of a suitcase, and as they improve on artificial intelligence and training the robots, De Novi thinks it's possible the machine could one day operate on its own so why not a surgical robot that can become better than a surgeon or at least match the performance of a surgeon in the next 30 years? So, I don't know, I mean this is interesting, but the idea of surgery without a surgeon, Mike, I think for a lot of people is a little scary. I have to admit it does seem far-fetched right now but 30 years ago think about it. The idea of a self-driving car seemed very futuristic. Today they're making test runs on city streets. It could be the same with autonomous robotic surgery. What's futuristic now may be the norm in a few decades. We'll see. It's very interesting to study.

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